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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
                                (RULE 14d-101)

          Solicitation/Recommendation Statement under Section 14(d)4 of the Securities Exchange Act of 1934

                          ROBERTSON-CECO CORPORATION
                           (Name of Subject Company)

                          ROBERTSON-CECO CORPORATION
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   770539203
                     (CUSIP Number of Class of Securities)

                               E.A. Roskovensky
                     President and Chief Operating Officer
                          Robertson-Ceco Corporation
                            5000 Executive Parkway
                                   Suite 425
                          San Ramon, California 94583
                                (925) 543-7599
     (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                  Copies to:

       Stephen R. Rusmisel, Esq.               Helen R. Friedli, P.C.
  Winthrop, Stimson, Putnam & Roberts          McDermott, Will & Emery
        One Battery Park Plaza                 227 West Monroe Street
       New York, New York 10004                Chicago, Illinois 60606
            (212) 858-1000                         (312) 372-2000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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Item 1. Subject Company Information.

   Name and Address. The name of the subject company is Robertson-Ceco Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5000 Executive Parkway, Suite 425, San Ramon, California 94583 and its telephone number is (925) 543-7599.

   Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates is the common stock, par value $.01 per share (the "Shares"), of the Company. As of April 20, 2000, there were 16,096,550 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

   Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Statement, is set forth in
Item 1 above.

   Tender Offer. This Statement relates to the tender offer by RHH Acquisition Corp., a Delaware corporation (the "Purchaser"), as set forth in the Tender Offer Statement on Schedule TO, dated May 4, 2000 (the "Schedule TO"), to purchase any and all of the issued and outstanding Shares of the Company at a price of $11.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), copies of which are contained as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Purchaser was formed by The Heico Companies, LLC ("Heico").E.A. Roskovensky and Andrew G.C. Sage II are also stockholders of Purchaser. Heico, Mr. Roskovensky and Mr. Sage (collectively, the "Parent Group") currently beneficially own approximately 71.9% of the issued and outstanding Shares of the Company.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 20, 2000 (the "Merger Agreement"), between Purchaser and the Company. Pursuant to the Merger Agreement, as promptly as practicable following the consummation of the Offer and upon satisfaction of the other conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. As the indirect beneficial owner of more than 50% of the Shares, the Parent Group currently possesses sufficient voting power to cause the Company to consummate the Merger without the vote of any stockholders of the Company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

   The Schedule TO states that the principal executive offices of Purchaser is 5600 Three First National Plaza, Chicago, Illinois 60602.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   The information set forth in the "INTRODUCTION," "SPECIAL FACTORS-- Background of the Offer and the Merger; Contacts with the Company," "-- Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger," "--The Transaction Documents," "--Interests of Certain Persons in the Offer and the Merger," "--Beneficial Ownership of Shares," and "--Related Party Transactions and Transactions in Common Stock" sections of the Offer to Purchase is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

   Recommendation. The Board of Directors of the Company (the "Board") by unanimous vote of all directors present at a meeting held on April 20, 2000, based on, among other things, the recommendation of a special committee of the Board comprised of an independent director (the "Special Committee"), (i) determined that the Merger is advisable and that the terms of the Offer and Merger are fair to and in the best interests of the Company and its stockholders, (ii) approved the Offer and the Merger and adopted and approved the Merger Agreement and (iii) recommended that the Company's stockholders accept the Offer and, if approval is required by applicable law, approve the Merger and approve and adopt the Merger Agreement.

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   ACCORDINGLY, THE BOARD RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT
THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

   A letter to the Company's stockholders, a letter to brokers, dealers, commercial banks, trust companies and other nominees, and a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees communicating the Board's recommendation are filed herewith as Exhibits (a)(5), (a)(6) and (a)(7), respectively, and are incorporated herein by reference. A press release announcing the Offer and the Merger is filed herewith as Exhibit (a)(8) and is incorporated herein by reference.

   Reasons. The information set forth in the "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger; Contacts with the Company," "--Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger," and "--Opinion of the Special Committee's Financial Advisor" sections of the Offer to Purchase is incorporated herein by reference. A copy of the opinion, dated April 20, 2000, to the Special Committee rendered by CIBC World Markets Corp. ("CIBC World Markets"), the Special Committee's financial advisor, is attached hereto as Annex A and is incorporated herein by reference.

   Intent to Tender. To the best knowledge of the Company, after making reasonable inquiry, each of the Company's executive officers, directors, affiliates, and subsidiaries (other than Purchaser and Parent Group and their respective affiliates) currently intends to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Restricted Stock, as defined in the Robertson-Ceco Corporation Long Term Incentive Plan, which will be converted into the right to receive the Offer Price).

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

   CIBC World Markets has been retained as the exclusive financial advisor to the Special Committee in connection with the Offer and the Merger. Pursuant to the terms of CIBC World Markets' engagement, the Company has agreed to pay CIBC World Markets for its services in connection with the Offer and the Merger an aggregate financial advisory fee of $500,000. The Company has also agreed to reimburse CIBC World Markets for out-of-pocket expenses, including the fees and disbursements of its legal counsel, and to indemnify CIBC World Markets and related parties against liabilities, including liabilities under the federal securities laws, arising out of CIBC World Markets' engagement. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

   Neither the Company nor any person acting on the Company's behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company

   The following transactions in the Shares were effected during the past 60 days:

   On April 17, 2000, Heico purchased 26,500 shares of the Company's common stock at a price of $10.75 per share from Frank A. Benevento II, a director of the Company.

   No other transaction in the Shares during the past 60 days has been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Except as set forth in this Statement with respect to the Offer and the Merger, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer or other acquisition of the Company's Shares by the Company, any of its subsidiaries or any other person, (ii) an

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extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, the information set forth in the "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Plans for the Company" section of the Offer to Purchase is incorporated herein by reference.

   Except as set forth in this Statement with respect to the Offer and the Merger, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that would relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

   The information contained in the Offer to Purchase filed as Exhibit (a)(1) hereto is incorporated herein by reference.

Item 9. Exhibits.

     Exhibit No. Description
     ----------- -----------
     (a)(1)      Offer to Purchase dated May 4, 2000.*+

     (a)(2)      Letter of Transmittal.*+

     (a)(3)      Notice of Guaranteed Delivery.*+

     (a)(4) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*+

     (a)(5)      Letter to stockholders from Stanley G. Berman, Chairman of the
                 Special Committee.+

     (a)(6) Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*+

     (a)(7)      Letter from Brokers, Dealers, Commercial Banks, Trust
                 Companies, and Other Nominees to Clients.*+

     (a)(8)      Press Release dated April 20, 2000.*

     (a)(9)      Opinion of CIBC World Markets Corp. dated April 20, 2000
                 (attached hereto as Annex A).+

     (e)(1) Agreement and Plan of Merger dated as of April 20, 2000, between the Purchaser and the Company.*

--------
*Incorporated by reference to Schedule TO filed by Purchaser and The Heico
   Companies LLC on May 4, 2000.
+Included in copies mailed to the Company's stockholders.

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                                    ANNEX A

                   [LETTERHEAD OF CIBC WORLD MARKETS CORP.]

                                April 20, 2000

Special Committee of the Board of Directors
Robertson-Ceco Corporation
5000 Executive Parkway, Suite 425
San Ramon, California 94583

Members of the Special Committee:

   You have asked CIBC World Markets Corp. ("CIBC World Markets") to render a written opinion ("Opinion") to the Special Committee of the Board of Directors as to the fairness, from a financial point of view, to the holders of the common stock of Robertson-Ceco Corporation ("Robertson-Ceco"), other than The Heico Companies LLC ("Heico"), RHH Acquisition Corp., an indirect subsidiary of Heico ("RHH"), and their respective affiliates, of the Cash Consideration (defined below) to be received pursuant to the Agreement and Plan of Merger, dated as of April 20, 2000 (the "Merger Agreement"), by and between RHH and Robertson-Ceco. The Merger Agreement provides for, among other things, (i) the commencement by RHH of a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of Robertson-Ceco (the "Robertson-Ceco Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $11.50 per share, net to the seller in cash (the "Cash Consideration") and (ii) subsequent to the Tender Offer, the merger of RHH with and into Robertson-Ceco (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Robertson-Ceco Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

   In arriving at our Opinion, we:

  (a) reviewed the Merger Agreement;

  (b) reviewed audited financial statements of Robertson-Ceco for the fiscal years ended December 31, 1997, December 31, 1998 and December 31, 1999;

  (c) reviewed unaudited financial statements of Robertson-Ceco for the three-month period ended March 31, 2000;

  (d) reviewed financial projections of Robertson-Ceco prepared by the management of Robertson-Ceco;

  (e) reviewed the historical market prices and trading volume for Robertson-Ceco Common Stock;

  (f) held discussions with the senior management of Robertson-Ceco with respect to the business and prospects for future growth of Robertson-Ceco;

  (g) reviewed and analyzed certain publicly available financial data for certain companies we deemed comparable to Robertson-Ceco;

  (h) reviewed and analyzed certain publicly available information for transactions that we deemed comparable to the Transaction;

  (i) performed a discounted cash flow analysis of Robertson-Ceco using certain assumptions of future performance provided to us by the management of Robertson-Ceco;

  (j) reviewed public information concerning Robertson-Ceco; and

  (k) performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

Special Committee of the Board of Directors
Robertson-Ceco Corporation
April 20, 2000
Page 2

   In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Robertson-Ceco and its employees, representatives and affiliates. With respect to forecasts of the future financial condition and operating results of Robertson-Ceco provided to or discussed with us, we assumed, at the direction of the management of Robertson-Ceco, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of Robertson-Ceco. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities (contingent or otherwise) of Robertson-Ceco or affiliated entities. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Robertson-Ceco, or the price at which Robertson-Ceco Common Stock will trade subsequent to announcement or upon consummation of the Transaction. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in the acquisition of all or a part of Robertson-Ceco. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

   As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

   We have acted as financial advisor to the Special Committee in connection with the Transaction and in rendering this Opinion and will receive a fee for our services, a significant portion of which is payable upon delivery of this Opinion. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of Robertson-Ceco for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received by the holders of Robertson-Ceco Common Stock (other than Heico, RHH and their respective affiliates) in the Transaction is fair from a financial point of view to such holders. This Opinion is for the use of the Special Committee of the Board of Directors of Robertson-Ceco, and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Robertson-Ceco Common Stock in the Tender Offer or how such stockholder should vote on any matters relating to the proposed Transaction.

                                          Very truly yours,

                                          /s/ CIBC World Markets Corp.

                                          CIBC WORLD MARKETS CORP.